Filed by Limelight Networks, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Limelight Networks, Inc.

Commission File Number of Subject Company: 001-33508

The following slides were presented by Jeffrey W. Lunsford, President, Chief Executive Officer and Chairman of Limelight Networks, Inc., on February 10, 2010 at the Thomas Weisel Partners 2010 Technology & Telecom Conference in San Francisco, California.

Additional Information and Where to Find It

Limelight Networks plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Limelight Networks, EyeWonder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Limelight through the web site maintained by the SEC at www.sec.gov and by contacting Limelight Networks Investor Relations at 917-297-4241. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Limelight Networks’ website at www.limelightnetworks.com.

Participants in the Acquisition of EyeWonder

Limelight Networks, EyeWonder and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Limelight Networks stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Limelight Networks’ executive officers and directors is included in Limelight Networks’ definitive proxy statement, which was filed with the SEC on April 27, 2009. You can obtain free copies of these documents from Limelight Networks using the contact information above.

Jeff Lunsford, Chief Executive Officer Investor Presentation Copyright © 2010 Limelight Networks. All rights reserved.

Certain statements in this presentation relate to future results that are forward-looking statements as defined in the Private Securities Litigation
Reform Act of 1995. This presentation contains statements involving risks and uncertainties, including statements relating to Limelight
Network’s market opportunity and future business prospects. Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in Limelight Network’s Annual
Report on Form 10K and Forms 10Q.

Our Vision Transforming the digital experience Our Vision Transforming the digital experience to advance the way we live, work and play

Evolution of the CDN
As the Internet Has Evolved, the Standard for CDNs Has Evolved
Better Than Web …
to …
Looks Like Media …to…
Flawless Performance
First Evolution Second Evolution Third Evolution
“Always On” “Brand New”
“Everyday”

• Control of entire
delivery path
• Intelligent software layer
• Open APIs/platform
Technical
advantages
• 3.0Tbps egress capacity
• 3+ Nielsen ratings points
of aggregate audience
• Dedicated 10 Gbps
connections
• Global footprint
Private
fiber-optic network
• 900+ access networks:
• 85% of all traffic requests
directly to access network
• Settlement-free
interconnections
Directly
connected
• 25 regional centers
comprised of 70+
physical locations
• 9PB+ storage
• Logically close
Massively equipped
delivery centers
Scale Business

$2,000,000
$1,500,000
$1,000,000
$500,000
0
2007
2008
2009
2010
2011
CDN market
Revenue
Growth rate
$982,679
$1,245,173
$1,393,499
$1,561,438
$1,793,548
26.7%
11.9%
12.1%
14.9%
Source: Tier1Research, Content Delivery Networks: Market Overview Winter 2009

Limelight NETWORKS

Total CDN Revenues, 2007-2011 ($000) CDN Market Growth Projections

$140
$120
$100
$80
$60
$40
$20
$-
$11
$21
$65
$106
$129.5
2004
2005
2006
2007
2008

The Market Has Welcomed our Differentiated Solution

Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09

Consistent Traffic Growth – Gbps Sold

DIRECTV | FOX INTERACTIVE MEDIA | amazon.com | itv | ECHOSTAR | abc | TiVo | HARPO PORDUCTIONS, INC. | CBS

veoh | msn | 4 | MTV | msnbc | cnet | brightcove | NETFLIX | HBO

myspace a place for friends | all dig down | blogtalkradio | facebook | Rhapsody | XM

XBOX 360 | VALVE | Wii | EA ELECTRONIC ARTS | SONY PLAYSTATION 3

ORACLE | salesforce.com | NOKIA Connecting People | cnet download.com | Microsoft | TELEMUNDO | AVG | Sun microsystems

BlueCross BlueShield Association | Abbott A Promise for Life | Vanguard | HOBART | THE NORTH FACE | UBS | NISSAN

CondéNet | NBC | access hollywood | Bravo | USA network | oxygen Live Out Loud | Syfy | FOX | npr

Enabling Global Online Businesses Video and Entertainment Software Delivery Games and Rich Media Apps Enterprise and Government Digital Music and Social Media Mobility and Meonetization

Customer Mix
2009 Q3 Revenue

Other 14%
Software 10%
Games 10%
Social Media 7%
Video / Music 59%

Customer Concentration
2009 Q3 Revenue

Remaining Customers 39%
Top 21-40 11%
Top 1-20 50%

Limelight NETWORKS

LLNW Revenue Base

Today: Approximately 11% Share of the CDN market
Approximately 20% Share of Large Object segment
Large Object Delivery
Video ·
Music ·
Games ·
Software
Small Object Delivery
Whole Site ·
Small Images ·
Dynamic or Personalized Content ·
E-Commerce Transactions ·
Application Acceleration
9 yrs.

Strategy: Grow equivalent share in Small Object space
and launch Value-Added Services
Large Object Delivery
Video ·
Music ·
Games ·
Software
Small Object Delivery
Whole Site ·
Small Images ·
Dynamic or Personalized Content ·
E-Commerce Transactions ·
Application Acceleration
20%+ share
3+ yrs.

Your Website. Destined for Greatness.
Limelight Networks Soluti
Deliver the high-performance online experience that to consumers demand.

The On-Demand Network
Limelight Networks Solutions for the Enterprise
Outsource your infrastructure to accelerate site delivery and global content distribution.
Limelight

Javascript
Rich media
Images
Style sheet

Limelight NETWORKS

LimelightSITE – Small Object Delivery

ING DIRECT
Save your money

Mizuno

UNITED STATES SENATE

Vanguard

SHARP

DEPARTMENT OF THE ARMY · UNITED STATES OF AMERICA · 1775

FUJI xerox

Abbott
A Promise for Life

CASIO

the Lacek Group
The Loyalty Practice of OgilvyOne Worldwide

fragranceX.com

yorktelecom
not just knowledge. know-how.

Limelight NETWORKS

Enterprise and Government Momentum

Dynamic Origin
Custom Cache Hierarchies
Protocol Maximization
Content Origin
·Video and audio
·Images, CSS, and HTML
·Software and games
·Entire websites
Network
·Private fiber-optic backbone
·2.5 Tbps global capacity
·25 massively equipped Delivery Centers
·Direct connections to over 900 access
AMSTERDAM
LONDON
NEW YORK
SAN JOSE
ATLANTA
SINGAPORE
LOS ANGELES
TOKYO
Last Mile
·Disparate accesss networks
·Globally distributed users
·Multitude of devices
Globally Distributed User Agents

The Limelight XD Platform

XD Platform Momentum
“In our initial tests of
LimelightDELIVER XD, we saw
high-performance, consistent
delivery across a variety of content
types and geographies. We’re
excited about the positive impact
this will have on page loads, site
responsiveness, our customers
buying experience, and the overall
benefits that it will bring to our
online business,
Carter Lee, Vice President, Technology
Operations, Overstock.com

Mobility and Monetization Solutions
Dynamic Ad Insertion
•
Mobile, iPhone, connected devices, podcast/downloads
•
No change to advertising operations process –
integration with DoubleClick or Microsoft Atlas
•
Target by date range, demographics, geographic data,
content topic and tags
Device-Optimized Delivery
•
Delivers optimized video to iPhone, DROID, and other
connected devices
•
Carrier Independent
•
Publish one URL everywhere, regardless of content format
•
Supports dynamic advertising

eyeWONDER

Interactive Digital Advertising. Advance.

Limelight NETWORKS

EyeWonder ::  Overview
A decade of Interactive Digital Advertising innovation:
•
Company founded in Atlanta in 1999
•
Pioneered/developed an Instant Play Video Ad technology in
2000
•
Now one of the world’s top rich media ad providers
•
Clients include numerous Fortune 500 advertisers
•
1,000+ agencies use EyeWonder’s platforms, products
and services for their clients’ interactive ad campaigns
•
Closely aligned with online publishing community
•
Partners with Adobe, Microsoft Silverlight

SEGA
BURGER KING
FedEx
FOX
NISSAN
Coca-Cola
PlayStation
Microsoft
Sprint
i'm lovin' it
GE
verizon

Universal McCANN
JWT
Ogilvy
Goodby, Silverstein & Partners
AKQA
Starcom
avenue a razorfish
TBWA\
Crispin Porter Bogusky
mec:interaction
OMD

YAHOO!
msn
AOL
CNN
myspace a place for friends
About.com
The New York Times
ign.com
Limelight NETWORKS

Top Advertisers, Agencies & Publishers

In Page Rich Media
In Page Video
InStream Video Ads
Mobile/ Wireless Ads
IPTV
In Game Placement

Limelight NETWORKS

EyeWonder’s Digital Ad Offerings
•
Supports today’s most
innovative and popular
Interactive Digital Ad (IDA)
formats
•
Create once, play anywhere
•
Allows agencies to extend
buys and creative executions
across digital media outlets

INTEROP ABILITY
SEE HOW BUSINESS IS RUNNING WITH IT TODAY

FREE
medium fries and

Julie & Julia
In Theatres Now

a little better, baby
-rollover

BlackBerry
dollhouse

CNN

Limelight NETWORKS

Supports Rich Media Channels In-Page Rich Media In-Stream Custom Publisher Mobile

Introducing the
Nissan Rogue
Nissan
Lead Agency
TEQUILA\
Campaign Name
Rogue Launch
Watch Video
View Sample Creative
1

THE OMMA AWARDS FOR ONLINE ADVERTISING CREATIVITY

PLAY NOW
CALLS ON SPRINT PHONES
U.S. MOON
Shuffle
Sprint
See more Now

PUSH NOW
DAYS UNTIL CHRISTMAS
3
TEXTS ON SPRINT PHONES
Shuffle
Sprint
See more Now

OMMA Award Winner
eyeWONDER
Richer Media. Richer Results.
ROLLOVER FOR VIDEOS
Rollover to see our story.

Limelight NETWORKS

Award-Winning Ad Campaigns
2009 OMMA Award for Online Advertising
Creativity, Banner: Standard, Flash or Rich Media
2008 MIXX Awards, Best in Show
2007 OMMA Award (plus
2008 ad:tech Award, 2008
AMY Award, 2008 Addy
Award, 2008 IAC Award,
2008 AiMA Award)

EyeWonder’s Global Market Coverage
US:
Atlanta (HQ), Chicago, Dallas, New York,
Los Angeles, San Francisco
EMEA:
Dublin, Milan, Paris, Hamburg, Koln,
Dusseldorf, Munich, St. Petersburg, Stockholm,
Amsterdam, London, Madrid
APAC:
Sydney

Limelight Target Model
0% -8% Op. Margin
18%
13%
4%
21%
38%
56%
$32.5
12% Adj. EBITDA Margin
18% G&A (w/o litigation)
4% R&D
23% S&M
37%
57%
Gross Margin
Cash Gross Margin
$129.5 Revenue  ($MM)
Year
Ended
Dec. 31, 2008
Quarter
Ended
Sept 30, 2009
Target
Model
25-30%
10+%
9%
6%
20%
45 +%
NOTE: Costs are represented without stock-based
compensation and without litigation expenses
$300.0

Path To Target Model
•
Leverage in G&A, Sales & Marketing
•
Payment for services already providing
•
Expand customer base to “fill more valleys” and run
network at higher level of utilization
•
Enter higher margin market segments
•
Build/partner/launch value-added services in
adjacent service areas

Connectivity
Customers
Time
Talent
Global Network Backbone
Proprietary Software/IP
Complexity
Capital
Attractive peering partner
Superior network performance
Scale – massive traffic volume
Network Effect

Limelight NETWORKS

Barriers to Entry

Deliver brilliance.